UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Jie Lian

Lawrence Wang

Primavera Capital (Cayman) Fund I L.P.

28th Floor, 28 Hennessy Road, Wanchai

Hong Kong

+852 3767-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Timothy M. Gardner

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

+852 2912-2500

February 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

CUSIP No. 81941U105

1	NAME OF REPORTING PERSON Mage Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,959,276 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,959,276 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,959,276 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (2)
14	TYPE OF REPORTING PERSON CO

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A Ordinary Shares and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

1	NAME OF REPORTING PERSON Mage SPV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,959,276 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,959,276 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,959,276 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (2)
14	TYPE OF REPORTING PERSON CO

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A Ordinary Shares and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

1	NAME OF REPORTING PERSON Primavera Capital (Cayman) Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,959,276 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,959,276 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,959,276 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A Ordinary Shares and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

1	NAME OF REPORTING PERSON Primavera Capital (Cayman) GP1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,959,276 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,959,276 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,959,276 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A Ordinary Shares and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

1	NAME OF REPORTING PERSON Primavera (Cayman) GP1 Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,959,276 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,959,276 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,959,276 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (2)
14	TYPE OF REPORTING PERSON CO

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A Ordinary Shares and 380,127,724 Class B Ordinary Shares were outstanding.

INTRODUCTION

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P. and Primavera (Cayman) GP1 Ltd with the Securities and Exchange Commission on February 5, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 2.	IDENTITY AND BACKGROUND:

Item 2 is hereby amended and restated as follows:

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Mage Capital Limited, a company incorporated in the British Virgin Islands (“Mage Capital”), (b) Mage SPV Limited, a company incorporated in the British Virgin Islands (“Mage SPV”), (c) Primavera Capital (Cayman) Fund I L.P., a limited partnership organized under the laws of the Cayman Islands (“Fund I”), (d) Primavera Capital (Cayman) GP1 L.P., a limited partnership organized under the laws of the Cayman Islands (“GP1 L.P.”) and (e) Primavera (Cayman) GP1 Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“GP1 Ltd”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Mage Capital has not engaged in any business except in connection with the transactions contemplated by the Share Purchase Agreement (as defined below). Mage Capital’s principal business address, which also serves as its principal office, is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong. Mage Capital is a wholly-owned subsidiary of Mage SPV.

The directors and officers of Mage Capital, and the present principal occupation of each such director and officer, are as follows:

Mr. Jie Lian is a director of Mage Capital. Mr. Lian is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. Mr. Lian’s principal occupation is as a partner of Primavera Capital Group. Mr. Lian’s business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

Mr. Lawrence Allen Wang is a director of Mage Capital. Mr. Wang is a citizen of the United States. Mr. Wang’s principal occupation is as a managing director of Primavera Capital Group . Mr. Wang’s business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

Mr. Jiaqi Zheng is a director of Mage Capital. Mr. Zheng is a citizen of the People’s Republic of China. Mr. Zheng’s principal occupation is as an executive director of Primavera Capital Group. Mr. Zheng’s business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

Mage SPV has not engaged in any business except in connection with the transactions contemplated by the Share Purchase Agreement (as defined below). Mage SPV’s principal business address, which also serves as its principal office, is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong. Mage SPV is a wholly owned subsidiary of Fund I.

The directors and officers of Mage SPV are Mr. Jie Lian, Mr. Lawrence Allen Wang and Mr. Jiaqi Zheng.

The principal business of Fund I is making investments, directly or indirectly, in securities of private and public companies. Fund I’s principal business address, which also serves as its principal office, is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong. GP1 L.P. is the sole general partner of Fund I.

The principal business of GP1 L.P. is serving as the general partner of Fund I. GP1 L.P.’s principal business address, which also serves as its principal office, is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong. GP1 Ltd is the sole general partner of GP1 L.P.

The principal business of GP1 Ltd is serving as the general partner of GP1 L.P. GP1 Ltd’s principal business address, which also serves as its principal office, is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

The directors and officers of GP1 Ltd, and the present principal occupation of each such director and officer, are as follows:

Mr. Fred Zuliu Hu is a director and the controlling shareholder of GP1 Ltd. Mr. Hu is a citizen of the People’s Republic of China. Mr. Hu’s principal occupation is as a partner of Primavera Capital Group fund entities. Mr. Hu’s business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

Mr. Richard Ruffer is a director of GP1 Ltd. Mr. Ruffer is a citizen of the United States of America. Mr. Ruffer’s principal occupation is as Senior Vice President of global fiduciary services at Walkers Management Services. Mr. Ruffer’s business address is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

(d)-(e) During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, (A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Fund I (together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Issuer in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Issuer to any third party. Shanda SDG Investment Limited (“SDG”), a British Virgin Islands corporation and a direct wholly-owned subsidiary of Shanda Interactive, may consider selling additional shares of the Issuer to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3 of the Original 13D.

On January 27, 2014, SDG and Fund I entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Fund I agreed to purchase, 28,959,276 Class A Ordinary Shares (the “Purchase Shares”) at US$2.7625 per Class A Ordinary Share (the “Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Purchase Shares where Fund I is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Purchase Shares where Fund I is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Purchase Price, Fund I shall pay SDG the shortfall between the Purchase Price and the Going-private Price with respect to all the Purchase Shares. Pursuant to the Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to Fund I an amount equal to the Purchase Price. The purchase and sale of the Purchase Shares was completed on February 17, 2014.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Act would be terminated.

Descriptions of the Proposal, the Consortium Agreement and the Share Purchase Agreement in this Statement are qualified in their entirety by reference to the Proposal, the Consortium Agreement and the Share Purchase Agreement, which are filed hereto as Exhibits 7.02, 7.03 and 7.04, and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Item 5(a) – (b) is hereby amended and restated as follows:

(a) – (b) The following disclosure assumes that there were a total of 156,480,722 Class A Ordinary Shares and 380,127,724 Class B Ordinary Shares outstanding as of February 17, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Shanda Interactive, through its wholly owned subsidiary SDG, beneficially owns 380,127,724 Class B Ordinary Shares, representing 100% of the Class B Ordinary Shares of the Issuer outstanding as of February 17, 2014, or approximately 70.8% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer. 28,959,276 Class B Ordinary Shares held by SDG have been converted into Class A Ordinary Shares on a one-to-one basis and sold to Fund I pursuant to the Share Purchase Agreement, representing approximately 5.4% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer. Pursuant to Section 13(d)(3) of the Act, Shanda Interactive and the Reporting Persons may, as a result of entering into the Consortium Agreement and the submission of the Proposal, be considered to be a “group”. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any shares as may be beneficially owned by Shanda Interactive for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth Items 3 and 4, to the best knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated February 20, 2014.

Exhibit 7.02:	Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2014

MAGE CAPITAL LIMITED

By:	/s/ Jie Lian
Name: Jie Lian
Title: Director

MAGE SPV LIMITED

By:	/s/ Jie Lian
Name: Jie Lian
Title: Director

PRIMAVERA CAPITAL (CAYMAN) FUND I L.P.

By:	PRIMAVERA CAPITAL (CAYMAN) GP1 L.P., its General Partner

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Jie Lian
Name: Jie Lian
Title: Partner

PRIMAVERA CAPITAL (CAYMAN) GP1 L.P.

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Jie Lian
Name: Jie Lian
Title: Partner

PRIMAVERA (CAYMAN) GP1 LTD

By:	/s/ Jie Lian
Name: Jie Lian
Title: Authorized Signatory

INDEX TO EXHIBITS

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated February 20, 2014.

Exhibit 7.02:	Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).